UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

The Cato Corporation

(Name of Issuer)

Class A Common Stock, par value $.033 per share

(Title of Class of Securities)

1429205106 (CUSIP Number)

August 22, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

CUSIP No. 1429205106

1.	Name of Reporting Persons / I.R.S. Identification No. of above persons (entities only): Roseneath GP, Inc./56-1950389

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person CO

Item 1(a)	Name of Issuer: The Cato Corporation

(b)	Address of Issuer’s Principal Executive Offices:

8100 Denmark Road, Charlotte, North Carolina 28273-5975

Item 2 (a)	Name of Person Filing:

Roseneath GP, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

8100 Denmark Road, Charlotte, North Carolina 28273-5975

(c)	Citizenship

North Carolina

(d)	Title of Class of Securities:

Class A Common Stock, Par Value $.033 per share

(e)	CUSIP Number: 1429205106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership.

(a) Amount beneficially owned:

0

(b) Percent of Class:

0.0%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

0

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

0

(iv) shared power to dispose or to direct the disposition of

0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8	Identification and Classification of Members of the Group.
Not Applicable.

Item 9	Notice of Dissolution of Group.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2003
Date

ROSENEATH GP, INC.

By:	/s/ Aaron A. Smith

Name:	Aaron A. Smith
Title:	Vice President